                              ROYAL BANK OF CANADA

                               U.S.$6,000,000,000

                    SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES B

                     DUE 9 MONTHS OR MORE FROM DATE OF ISSUE

                             DISTRIBUTION AGREEMENT
                             ----------------------

                                                               December 21, 2005

RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006

RBC DAIN RAUSCHER INC.
60 South 6th Street
Minneapolis, Minnesota 55402

Ladies and Gentlemen:

     Royal Bank of Canada, a Canadian chartered Bank (the "Bank"), proposes to issue and sell from time to time its Senior Global Medium-Term Notes, Series B
(such series of securities being hereinafter referred to as the "Series" and any securities to be issued from time to time as part of such Series being hereinafter referred to individually as a "Security" and collectively as the
"Securities"), in an aggregate amount up to U.S.$6,000,000,000 or the equivalent thereof in other currencies or currency units and agrees with each Agent as set forth in this Agreement. Each of the terms "the Agents", "such Agent", "any
Agent", "an Agent", "each Agent", "the Purchasing Agent", and "the Selling
Agent", when used in this Agreement or in any Terms Agreement (as defined below)
or in the Annexes hereto, shall mean RBC Capital Markets Corporation and RBC
Dain Rauscher Inc. (individually or collectively, as the context may demand)
except at any time when any other Agent is acting as such hereunder, as contemplated in Section 12 hereof.

     The Bank acknowledges and agrees that RBC Capital Markets Corporation and
RBC Dain Rauscher Inc. may use the Prospectus (as defined below) in connection with offers and sales of the Securities in market-making transactions as contemplated in the prospectus, dated December 21, 2005, under the caption "Plan of Distribution" and in the prospectus supplement, dated December 21, 2005 under the caption "Supplemental Plan of Distribution" ("Secondary Market
Transactions"). The Bank further acknowledges and agrees that RBC Capital
Markets Corporation and RBC Dain Rauscher Inc. are under no obligation to effect any Secondary Market Transactions and, if they do so, they may discontinue effecting such transactions at any time without providing any notice to the
Bank. The term "Agent", whenever used in this Agreement, shall include RBC
Capital Markets Corporation and RBC Dain Rauscher Inc.,

whether each is acting in its capacity as an Agent or acting in connection with a Secondary Market Transaction, except as may be specifically provided otherwise herein.

     Subject to the terms and conditions stated herein and to the reservation by the Bank of the right to sell Securities directly on its own behalf, the Bank hereby (i) appoints each Agent as an agent of the Bank for the purpose of soliciting and receiving offers to purchase Securities from the Bank when and as instructed by the Bank pursuant to Section 3(a) hereof and (ii) agrees that, except as otherwise contemplated herein, whenever it determines to sell
Securities directly to any Agent as principal, it will enter into a separate agreement (each a "Terms Agreement"), substantially in the form of Annex I hereto or in such other form as may be agreed by the parties to that particular agreement, relating to such sale in accordance with Section 3(b) hereof. This
Agreement shall not be construed to create either an obligation on the part of the Bank to sell any Securities or an obligation of any of the Agents to purchase Securities as principal.

     The Securities will be issued under an indenture, dated as of October 23,
2003 (the "Indenture"), between the Bank and JPMorgan Chase Bank, N.A. (as successor to JPMorgan Chase Bank), as Trustee (the "Trustee"). The Securities
shall have the maturity ranges, interest rates, if any, redemption provisions and other terms set forth in the Prospectus referred to below as it may be amended or supplemented from time to time. The Securities will be issued, and the terms and rights thereof established, from time to time by the Bank in accordance with the Indenture.

     1. Representations and Warranties of the Bank. The Bank represents and warrants to, and agrees with, each Agent the following; provided, however, that as of the Commencement Date the Bank does not represent and warrant with respect to the Time of Sale (as defined below), the Time of Sale Information (as defined below) or the Issuer Free Writing Prospectus (as defined below) that:

          (a) the Bank is qualified to file a short form prospectus that is a base shelf prospectus pursuant to the requirements of National Instrument
     44-101 - Short Form Prospectus Distributions, and National Instrument
     44-102 - Shelf Distributions, of the Canadian Securities Administrators;
     the Bank has prepared and filed with the Autorite des marches financiers
     (the "AMF") in the Province of Quebec a preliminary short form base shelf prospectus (the "Preliminary Base Shelf Prospectus") and a final short form base shelf prospectus (the "Final Base Shelf Prospectus") in respect of
     U.S.$6,000,000,000 of senior debt securities and subordinated debt securities, a preliminary receipt for the Preliminary Base Shelf Prospectus and a final receipt for the Final Base Shelf Prospectus, each in the form heretofore delivered to the Agents has been issued by the AMF; no other document with respect to such short form base shelf prospectus, amendments thereto, or document incorporated by reference therein has heretofore been filed or transmitted for filing with the AMF subsequent to the date of issuance of the final receipt for the Final Base Shelf Prospectus (other than the prospectus supplements and pricing supplements filed with the AMF pursuant to applicable securities laws of the Province of Quebec as varied and amended by a decision of the AMF ("Quebec Securities Laws") and documents subsequently filed with the AMF in the

                                        2

     form heretofore delivered to the Agents); and no order having the effect of preventing or suspending the use of any prospectus relating to the
     Securities has been issued, and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the AMF; the
     Final Base Shelf Prospectus is hereinafter called the "Shelf Prospectus"
     and any reference to the Shelf Prospectus as amended or supplemented shall be deemed to refer to the Shelf Prospectus as amended or supplemented in relation to the Securities in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing;

          (b) the Bank meets the requirements for use of Form F-9 ("Form F-9")
     under the Securities Act of 1933, as amended, and the rules and regulations of the United States Securities and Exchange Commission (the "Commission")
     thereunder (collectively, the "Act"), with respect to the Securities and has filed a registration statement on Form F-9 (File No. 333-130306), including the Shelf Prospectus for which the AMF has issued the final receipt as modified as required or permitted by Form F-9, in respect of the
     Securities with the Commission; such registration statement (including any pre-effective amendment thereto) and any post-effective amendment thereto, each in the form heretofore delivered to the Agents, excluding exhibits to such registration statement, but including all documents incorporated by reference in the prospectus contained therein as of the date of such prospectus, have been declared effective by the Commission in such form; as of the Commencement Date (as defined below) no other document with respect to such registration statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the
     Commission; and no stop order suspending the effectiveness of such registration statement has been issued, and no proceeding for that purpose or pursuant to Section 8A of the Act against the Bank or related to the offering of the Securities has been initiated or, to the knowledge of the
     Bank, threatened by the Commission; any preliminary prospectus (including any supplement thereto) included in such registration statement is hereinafter called a "Preliminary Prospectus"; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, are hereinafter called the "Registration Statement"; the prospectus, as supplemented by the prospectus supplement dated December 21,
     2005 relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission is hereinafter called the "Prospectus"; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as of the date of such Preliminary
     Prospectus or Prospectus, as the case may be; any supplement to the
     Prospectus that sets forth only the terms of a particular issue of the
     Securities is hereinafter called a "Pricing Supplement"; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under
     Quebec Securities Laws or the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the "Exchange Act"), as the case may be, and that are incorporated by reference in such Preliminary Prospectus

                                        3

     or Prospectus, as the case may be; and any reference to the "Prospectus as amended or supplemented" shall be deemed to refer to the Prospectus as amended or supplemented (including by the applicable Pricing Supplement) in relation to the Securities in the form in which it is filed with the
     Commission pursuant to General Instruction II.K. of Form F-9 ("General
     Instruction II.K.") in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing;

          (c) at or prior to the time when sales of the Securities were first made (the "Time of Sale"), the Bank had prepared the following information
     (collectively with the information referred to in the next succeeding sentence, the "Time of Sale Information"): the prospectus dated December
     21, 2005, as supplemented by the prospectus supplement dated December 21,
     2005, and each preliminary pricing supplement related to the sale of such
     Securities and each free-writing prospectus (as defined pursuant to Rule
     405 under the Act) listed in the Terms Agreement or other agreement in respect of a specific offering of Securities in the form of Schedule II to
     Annex I hereto; in addition, you have informed us that the Agents have or will orally provide the pricing information set out on Schedule II to Annex
     I hereto to prospective purchasers prior to confirming sales, provided that, subsequent to the date of the Terms Agreement, if the Bank and the
     Agents have determined that such Time of Sale Information included an untrue statement of material fact or omitted a statement of material fact necessary to make the information therein, in the light of the circumstances under which it was made, not misleading and have agreed to provide an opportunity to purchasers of the Securities to terminate their old purchase contracts and enter into new purchase contracts, then "Time of
     Sale Information" will refer to the information available to purchasers at the time of entry into the first such new purchase contract;

          (d) the documents incorporated by reference in the Prospectus as amended or supplemented and in the Shelf Prospectus, when they were filed with the AMF, complied in all material respects with the requirements of the Quebec Securities Laws, and none of such documents, as of their respective issue dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or the Shelf
     Prospectus or any further amendment or supplement thereto, when such documents are filed with the AMF, will comply in all material respects with
     Quebec Securities Laws, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated
     therein or necessary in order to be make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Agent expressly for use in the Prospectus as amended or supplemented relating to a particular issuance of Securities;

          (e) the Registration Statement, the Time of Sale Information and the
     Prospectus comply and, as amended or supplemented, if applicable, will comply as of the time of such amendment or supplement in all material respects with the Act and, if

                                        4

     applicable, the Trust Indenture Act of 1939, as amended (the "Trust
     Indenture Act"), and as to the Registration Statement and any amendment thereto, do not and will not, as of the applicable effective date of the
     Registration Statement and such amendment, contain an untrue statement of a material fact or omit to state a material fact required to be stated
     therein or necessary in order to make the statements therein not misleading and, as to the Prospectus and any amendment or supplement thereto, do not and will not, as of their dates and applicable filing dates as to the
     Prospectus and such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to (i) any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of an Agent expressly for use in the Prospectus as amended or supplemented relating to a particular issuance of Securities or
     (ii) that part of the Registration Statement that shall constitute the
     Statement of Eligibility under the Trust Indenture Act (Form T-1) of the
     Trustee;

          (f) the Time of Sale Information, at the Time of Sale did not, and at
     the Closing Date (as defined in Annex I), will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of the Agents expressly for use in such
     Time of Sale Information;

          (g) other than the Preliminary Prospectus and the Prospectus, each as amended and supplemented, the Bank (including its agents and representatives, other than the Agents in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Bank or its agents and representatives, other than a communication referred to in clause (i) below, an "Issuer Free Writing
     Prospectus") other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Act or Rule 134 under the Act or
     (ii) the documents listed on Schedule II to Annex I hereto and other written communications approved in writing in advance by the Agents; each such Issuer Free Writing Prospectus complied in all material respects with the Act, has been filed in accordance with the Act (to the extent required thereby) and, when taken together with the Prospectus, as amended and supplemented, filed prior to first use of such Issuer Free Writing
     Prospectus, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to any Agent furnished in writing to the

                                        5

     Bank by or on behalf of the Agents expressly for use in any Issuer Free
     Writing Prospectus;

          (h) the Bank is not, and after giving effect to the offer and sales of the Securities and application of the proceeds thereof as described in the
     Registration Statement, the Time of Sale Information and the Prospectus,
     will not be, required to register as an "investment company," under the
     Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, "Investment Company Act");

          (i) any auditors who audited the financial statements incorporated by reference into the Registration Statement (any such auditor, an "Auditor")
     were independent registered chartered accountants for the period covered by such financial statements as required by the Act, the Exchange Act, and the regulations thereunder, and the Bank Act (Canada);

          (j) no stop order suspending the effectiveness of the Registration
     Statement has been issued under the Act, and no proceedings for that purpose or pursuant to Section 8A of the Act against the Bank or related to any offering of the Securities have been instituted or are pending or, to the knowledge of the Bank, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with;

          (k) the Bank's consolidated financial statements incorporated by reference in the Registration Statement (and any amendments or supplements thereto), the Time of Sale Information and the Prospectus, together with related schedules and notes, present fairly, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Bank and its subsidiaries on the basis stated
     therein at the respective dates or for the respective periods to which they apply; such statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), consistently applied throughout the periods involved, except as may be disclosed therein; the supporting schedules, if any, included in the
     Registration Statement, the Time of Sale Information and the Prospectus
     present fairly in accordance with Canadian GAAP the information required to be stated therein; and the other financial and statistical information and data set forth in the Registration Statement (and any amendment or supplement thereto), the Time of Sale Information and the Prospectus are,
     in all material respects, accurately presented and prepared on a basis consistent with such financial statements and the books and records of the
     Bank and its subsidiaries; and any pro forma financial information and the related notes thereto included or incorporated by reference in the
     Registration Statement, the Time of Sale Information and the Prospectus
     have been prepared in accordance with the applicable requirements of the relevant laws of Canada, the Act or the Exchange Act, as applicable, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Registration Statement, the Time of
     Sale Information and the Prospectus.

                                        6

          (l) the Series has been duly authorized, and, when the Securities are issued and delivered pursuant to this Agreement and any Terms Agreement, the Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the
     Bank entitled to the benefits provided by the Indenture; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act, and the Indenture constitutes a valid and legally binding instrument of the
     Bank, enforceable in accordance with its terms against the Bank, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles; and the Indenture conforms, and the Securities of any particular issuance of Securities will conform, to the descriptions thereof contained in the Registration Statement, the Time of Sale
     Information and the Prospectus as amended or supplemented to relate to such issuance of Securities;

          (m) the execution and delivery of this Agreement and any Terms
     Agreement, the creation and issue of the Securities and the sale of the
     Securities and the consummation of the transactions contemplated by this
     Agreement and any Terms Agreement will not contravene any material contract, material indenture or other material agreement to which the Bank is bound, nor will such action result in the creation or imposition of any lien, charge or encumbrance upon any material property or assets of the
     Bank, nor will such action result in any material violation of the provisions of the Bank Act (Canada) or by-laws of the Bank or any law, administrative regulation or administrative or court order or decree of
     Canada or any political subdivision thereof applicable to the Bank;

          (n) no consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the issue, offer and sale of the
     Securities by the Bank to the Agents in accordance with this Agreement and any Terms Agreement, except as may be required by Quebec Securities Laws and the consent of the Superintendent of Financial Institutions Canada;

          (o) there has not occurred any material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus as amended or supplemented (exclusive of any amendments or supplements thereto subsequent to the date of the Terms Agreement);

          (p) there are no legal or governmental proceedings known to be pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement, the Time of Sale Information or the Prospectus as amended or supplemented and are not so described;

          (q) the Bank acknowledges and agrees that the Agents are acting solely in the capacity of an arm's length contractual counterparty to the Bank with respect to the offering of Securities contemplated hereby (including in connection with determining the

                                        7

     terms of the offering) and not as a financial advisor or a fiduciary to the
     Bank or any other person; additionally, no Agent is advising the Bank or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction; the Bank shall consult with its own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the
     Bank with respect thereto; and

          (r) the Bank is not an ineligible issuer, as defined under the Act, in connection with the offering of the Securities.

     2. Representations and Warranties of the Agents. Each Agent also represents, and warrants to, and agrees with, the Bank, that:

     (a) it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Securities or possesses or distributes the Prospectus supplement or the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales;

     (b) it will not offer or sell any Securities acquired pursuant to this
Agreement or any Terms Agreement, directly or indirectly, in Canada or to any resident of Canada without the consent of the Bank, and further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to any Securities that may be entered into by such Agent;

     (c) (i) it has not made and will not make an offer of Securities to the public in the United Kingdom within the meaning of section 102B of the Financial
Services and Markets Act 2000 (as amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the Bank of a prospectus pursuant to the Prospectus Rules of the Financial
Services Authority ("FSA"); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets
Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section
21 of FSMA does not apply to the Bank; and (iii) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United
Kingdom;

     (d) in relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date")
it has not made and will not make an offer of

                                        8

Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus
Directive, except that it may, with effect from and including the Relevant
Implementation Date, make an offer of Securities to the public in that Relevant
Member State at any time:

          (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than (euro)43,000,000 and (3) an annual net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

          (iii) in any other circumstances which do not require the publication by the Bank of a prospectus pursuant to Article 3 of the Prospectus
     Directive;

     (e) the Securities have not been registered under the Securities and
Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan, or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit, of any resident of Japan except (A) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the
Securities and Exchange Law of Japan and (B) in compliance with the other relevant laws and regulations of Japan; each agrees to provide any necessary information on Securities denominated or payable in Yen to the Bank (which shall not include the names of clients) so that the Bank may make any required reports to the Ministry of Finance through its designated agent;

     (f) the Securities may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance
(Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of
Hong Kong) other than with respect to the Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571)
of Hong Kong and any rules made thereunder;

     (g) (i) neither the prospectus supplement nor any accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore.
Accordingly, any prospectus supplement or any accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject

                                        9

of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (A) to an institutional investor under
Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the
"SFA"), (B) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (C)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA; and (ii) where the Securities are purchased under Section 275 by a relevant person which is: (A) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (A) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in
Section 275 of the SFA; (B) where no consideration is given for the transfer; or
(C) by operation of law; and

     (h) the issue of any Securities denominated in Swiss francs or carrying a
Swiss franc-related element will be effected in compliance with the relevant regulations of the Swiss National Bank, which currently require that such issues have a maturity of more than one year, to be effected through a bank domiciled in Switzerland that is regulated under the Swiss Federal Law on Banks and
Savings Banks of 1934 (as amended) (which includes a branch or subsidiary located in Switzerland of a foreign bank) or through a securities dealer which has been licensed as a securities dealer under the Swiss Federal Law on Stock
Exchanges and Securities Trading of 1995 (except for issues of Securities denominated in Swiss francs on a syndicated basis, where only the lead manager need be a bank domiciled in Switzerland); the relevant agent agrees to report certain details of the relevant transaction to the Swiss National Bank no later than the time of delivery of the Securities.

     With regard to each Securities, the relevant purchaser will be required to comply with those restrictions that the Bank and the relevant purchaser shall agree and as shall be set out in the relevant Pricing Supplement.

     For the purposes of this provision, the expression an "offer of Securities to the public" in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe the Securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression "Prospectus Directive" means Directive
2003/71/EC and includes any relevant implementing measure in each Relevant
Member State.

     3. Appointment as Agents.

     (a) On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth, each of the Agents hereby severally and not jointly

                                       10

agrees, upon receipt of instructions from the Bank, to act as agent of the Bank and to use its reasonable efforts to solicit and receive offers to purchase a particular Security or Securities from the Bank upon the terms and conditions set forth in the Prospectus as amended or supplemented from time to time. Each
Agent shall solicit offers to purchase only Securities having such terms, and shall solicit such offers only during such periods, as the Bank shall instruct such Agent. The appointment of the Agents hereunder is not exclusive and the
Bank may from time to time offer Securities for sale otherwise than to or through an Agent. It is understood that if from time to time the Bank is approached by a prospective agent offering to solicit a specific purchase of
Securities, the Bank may enter into an agreement with such agent with respect to such specific purchase upon such terms as the Bank and such agent may agree.
These provisions shall not limit Section 5(f) hereof or any similar provision included in any Terms Agreement.

     Procedural details relating to the issue and delivery of Securities, the solicitation of offers to purchase Securities and the payment in each case therefor shall be as set forth in the Administrative Procedures Memorandum attached hereto as Annex II as it may be amended from time to time by written agreement between the Agents and the Bank (the "Administrative Procedure"). The
provisions of the Administrative Procedure (except as otherwise stated in an applicable Terms Agreement) shall apply to all transactions contemplated hereunder. Each Agent and the Bank agree to perform the respective duties and obligations specifically provided to be performed by each of them in the
Administrative Procedure. The Bank will furnish to the Trustee a copy of the
Administrative Procedure as from time to time in effect.

     The Bank reserves the right, in its sole discretion, at any time when the
Bank has instructed any Agent to solicit offers to purchase the Securities, to instruct such Agent to suspend, for any period of time or permanently, the solicitation of offers to purchase the Securities. As soon as practicable, but in any event not later than one business day in New York City, after receipt of notice from the Bank, such Agent will suspend solicitation of offers to purchase
Securities from the Bank until such time as the Bank has instructed such Agent to resume such solicitation. During such period, the Bank shall not be required to comply with the provisions of Sections 5(h), 5(i), 5(j), 5(k) and 5(l) with regard to such Agent. Upon advising such Agent that such solicitation may be resumed, however, the Bank shall simultaneously provide the documents (if any)
required to be delivered by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), and such
Agent shall have no obligation to solicit offers to purchase the Securities until such documents have been received by such Agent. In addition, any failure by the Bank to comply with its obligations hereunder, including its obligations to deliver the documents required by Sections 5(h), 5(i), 5(j), 5(k) and 5(l), with regard to any Agent shall automatically terminate such Agent's obligations hereunder, including its obligations to solicit offers to purchase the
Securities hereunder as agent or to purchase Securities hereunder as principal.

     The Bank agrees to pay each Agent a commission, at the time of settlement of any sale of a Security by the Bank as a result of a solicitation made by such
Agent, in an amount equal to between 0.0% and 1.0% of the principal amount of such Security sold, depending upon the stated maturity of such Security, or in such other amount as may be agreed between the Agent and the Bank and as set forth in the Prospectus as amended and supplemented under the caption
"Supplemental Plan of Distribution" .

                                       11

     (b) Each sale of Securities by the Bank to any Agent as principal shall be made in accordance with the terms of this Agreement and (unless the Bank and such Agent shall otherwise agree) a Terms Agreement which will provide for the sale of such Securities by the Bank to, and the purchase thereof by, such Agent;
such Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by such Agent; the commitment of any Agent to purchase Securities as principal, whether pursuant to any Terms Agreement or otherwise, shall be deemed to have been made on the basis of the representations and warranties of the Bank herein contained and shall be subject to the terms and conditions herein set forth; each Terms Agreement shall specify the principal amount of Securities to be purchased by any Agent pursuant thereto, the price to be paid to the Bank for such Securities, any provisions relating to rights of, and default by, underwriters acting together with such Agent in the reoffering of the Securities and the time and date and place of delivery of and payment for such Securities; such Terms Agreement shall also specify any requirements for opinions of counsel, accountants' letters and officers'
certificates pursuant to Section 5 hereof and such Terms Agreement may also include such other provisions (including provisions that modify this Agreement insofar as it sets forth the agreement between the Bank and such Agent) as the
Bank and such Agent may agree upon. Unless otherwise specified in a Terms
Agreement, each Agent proposes to offer Securities purchased by it as principal from the Bank for sale at prevailing market prices or prices related thereto at the time of sale, which may be equal to, greater than or less than the price at which such Securities are purchased by such Agent from the Bank.

     For each sale of Securities by the Bank to an Agent as principal that is not made pursuant to a Terms Agreement, the Bank agrees to pay such Agent a commission (or grant an equivalent discount) as provided in Section 3(a) hereof and in accordance with the schedule set forth therein (or in such amount as may be agreed between such Agent and the Bank).

     Each time and date of delivery of and payment for Securities to be purchased from the Bank by an Agent as principal, whether set forth in a Terms
Agreement or in accordance with the Administrative Procedure, is referred to herein as a "Time of Delivery".

     (c) Each Agent agrees, with respect to any Security denominated in a currency other than U.S. dollars, and whether acting as agent, as principal under any Terms Agreement or otherwise (including, in the case of RBC Capital
Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market
Transaction), not to solicit offers to purchase or otherwise offer, sell or deliver such Security, directly or indirectly, in, or to residents of, the country issuing such currency, except as permitted by applicable law.

     4. Commencement Date. The documents required to be delivered pursuant to
Section 8 hereof on the Commencement Date (as defined below) shall be delivered to the Agents at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New
York, New York 10004, at 10:00 a.m., New York City time, on the date of this
Agreement, which date and time of such delivery may be postponed by agreement between the Agents and the Bank but in no event shall be later than the day prior to the date on which solicitation of offers to purchase Securities is commenced or on which any Terms Agreement is executed (such time and date being referred to herein as the "Commencement Date").

                                       12

     5. Certain Agreements of the Bank. The Bank agrees with each Agent:

          (a) (i) the Bank will file the Registration Statement and the
     Prospectus, each as amended and supplemented in a form approved by the
     Agents, with the Commission within the time periods specified by the Act, will file any Issuer Free Writing Prospectus to the extent required by Rule
     433 under the Act;

          (ii) to make no amendment or supplement to the Registration Statement or the Prospectus (A) prior to the Commencement Date which shall be disapproved by any Agent promptly after reasonable notice thereof, (B)
     except as required by law, after the date of any Terms Agreement or other agreement by an Agent to purchase Securities as principal and prior to the related Time of Delivery if such amendment or supplement is reasonably objected to by any Agent party to such Terms Agreement or so purchasing as principal promptly after reasonable notice thereof or (C) during the period beginning on the Commencement Date and continuing for as long as may be required under applicable law, in the reasonable judgment of RBC Capital
     Markets Corporation after consultation with the Bank, in order to offer and sell any Securities in Secondary Market Transactions as contemplated by the
     Prospectus (the "Secondary Transactions Period"), which shall be disapproved by RBC Capital Markets Corporation promptly after reasonable notice thereof;

          (iii) that before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, the Bank will furnish to the Agents and counsel for the Agents a copy of the proposed Issuer Free
     Writing Prospectus for review and will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus to which the Agents reasonably object;

          (iv) to prepare, with respect to any Securities to be sold through or to such Agent pursuant to this Agreement, a Pricing Supplement with respect to such Securities in a form previously approved by such Agent and to file such Pricing Supplement (A) in accordance with the requirements of Quebec
     Securities Laws not later than the close of business of the AMF on the second business day after the date on which such Pricing Supplement is first used or, if applicable, such earlier time as may be required by
     Quebec Securities Laws, and (B) with the Commission pursuant to General
     Instruction II.K. not later than the Commission's close of business on the next business day following such filing with the AMF or, if applicable, such earlier time as may be required by General Instruction II.K. or Quebec
     Securities Laws;

          (v) except as required by law, to make no further amendment or supplement to the Shelf Prospectus, the Registration Statement or the
     Prospectus, each as amended or supplemented, other than any Pricing
     Supplement, at any time prior to having afforded each Agent a reasonable opportunity to review and comment thereon;

          (vi) to file promptly (x) with the AMF, all documents required to be filed by the Bank with the AMF that are deemed to be incorporated by reference into the Shelf Prospectus, and (y) with the Commission, all reports required to be filed by the Bank

                                       13

     with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the
     Exchange Act, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any
     Secondary Market Transactions during the Secondary Transactions Period), and during such same period to advise the Agents (with confirmation in writing), promptly after it receives notice thereof, of (a) the time when any amendment to the Shelf Prospectus or Registration Statement has been filed or becomes effective or any supplement to the Shelf Prospectus, the
     Prospectus or any amended Prospectus or amended Shelf Prospectus or any
     Issuer Free Writing Prospectus has been filed with the AMF or the
     Commission, of (b) the issuance by the AMF or the Commission of any stop order or of any order preventing or suspending the effectiveness or the use of any prospectus relating to the Securities or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Act, of (c) the suspension of the qualification of the Securities for offering or sale in any jurisdiction, of (d) the initiation or threatening of any proceeding for any such purpose, of (e) any request by the AMF or the Commission for the amending or supplementing of the Shelf Prospectus, the Registration Statement or the Prospectus or for additional information relating to the Securities, the Shelf Prospectus, the Registration
     Statement or the Prospectus or the receipt of any comments from the
     Commission relating to the Registration Statement or any other request by the Commission for any additional information, or (f) of the occurrence of any event within six months after the time of issue of the Prospectus as amended or supplemented in connection with the offering or sale of the
     Securities (including Securities purchased from the Bank by an Agent as principal and including, in the case of RBC Capital Markets Corporation or
     RBC Dain Rauscher Inc., in any Secondary Market Transactions during the
     Secondary Transactions Period) as a result of which the Prospectus, the
     Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus is delivered to a purchaser, not misleading;

          (vii) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification (or if any such action is known to be pending), to use promptly its best efforts to obtain its withdrawal (or prevent its issuance);

          (b) from time to time to take such action as such Agent may reasonably request to qualify the Securities for offering and sale under the securities laws of such states of the United States of America as such
     Agent may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities
     (including, in the case of RBC Capital Markets Corporation or RBC Dain
     Rauscher Inc., in any Secondary Market Transactions during the Secondary
     Transactions Period), provided that in connection therewith the Bank shall not be required to file a

                                       14

     prospectus or equivalent document or to qualify as a foreign corporation or to subject itself to taxation as doing business or to file a general consent to service of process in any jurisdiction;

          (c) (i) during the Prospectus Delivery Period (as defined below), to furnish such Agent with copies of the Prospectus as amended or supplemented
     (other than any Pricing Supplement (except as provided in the
     Administrative Procedures)) and of each Issuer Free Writing Prospectus in such quantities as such Agent may reasonably request; as used herein, the term "Prospectus Delivery Period" means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for the Agents a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the
     Act) in connection with sales of the Securities by any Agent or dealer;

          (ii) (A) if the delivery of a Prospectus is required at any time prior to six months after the time of issue of the Prospectus as amended or supplemented in connection with the offering or sale of the Securities
     (including Securities purchased from the Bank by such Agent as principal and including, in the case of RBC Capital Markets Corporation or RBC Dain
     Rauscher Inc., in any Secondary Market Transactions during the Secondary
     Transactions Period), and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under Quebec Securities Laws or the Exchange Act any document incorporated by reference in the Prospectus in order to comply with Quebec
     Securities Laws, the Act, the Exchange Act or, if applicable, the Trust
     Indenture Act, to notify such Agent and request such Agent, in its capacity as agent of the Bank, to suspend solicitation of offers to purchase
     Securities from the Bank (and, if so notified, such Agent shall cease such solicitations as soon as practicable, but in any event not later than one business day in New York City later); and if the Bank shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under Quebec Securities Laws or the Exchange
     Act any document incorporated by reference in the Prospectus in order to comply with Quebec Securities Laws, the Act, the Exchange Act or, if
     applicable, the Trust Indenture Act, to so advise such Agent promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission an amendment or supplement to the
     Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance, provided, however, that if the Bank sells Securities to one or more Agents as principal pursuant to a Terms Agreement, the Bank shall be required to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under Quebec Securities Laws or the
     Exchange Act any document incorporated by reference in the Prospectus in order to comply with Quebec Securities Laws, the Act, the Exchange Act or, if applicable, the Trust Indenture Act and

                                       15

     (B) if at any time prior to the Time of Delivery or Closing date (i) any event shall occur or condition shall exist as a result of which the Time of
     Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of
     Sale Information to comply with law, the Bank will immediately notify the
     Agents thereof and forthwith prepare and, subject to paragraph (a) above, file with the Commission (to the extent required) and furnish to the Agents and to such dealers as the Agents may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the
     Time of Sale Information will comply with law;

          (iii) notwithstanding paragraph (ii) above, if during the period specified in such paragraph such Agent continues to own Securities purchased from the Bank by such Agent as principal or such Agent is otherwise required to deliver a prospectus in respect of transactions in the Securities (including, in the case of RBC Capital Markets Corporation or RBC Dain Rauscher Inc., in any Secondary Market Transactions during the
     Secondary Transactions Period), to promptly prepare and file with the
     Commission such an amendment or supplement and furnish without charge to such Agent as many copies as it may from time to time during such period reasonably request of such amendment or supplement; provided, however, that the Bank may elect, upon notice to RBC Capital Markets Corporation and RBC
     Dain Rauscher Inc., not to comply with this paragraph (iii) with respect to any Secondary Market Transaction, but only for a period or periods that the
     Bank reasonably determines are necessary in order to avoid premature disclosure of material, non-public information, unless, notwithstanding such election, such disclosure would otherwise be required under this
     Agreement; and provided, further, that no such period or periods described in the preceding proviso shall exceed 90 days in the aggregate during any period of 12 consecutive calendar months. Upon receipt of any such notice,
     RBC Capital Markets Corporation and RBC Dain Rauscher Inc. shall cease using the Prospectus or any amendment or supplement thereto in connection with Secondary Market Transactions until it receives notice from the Bank that it may resume using such document (or such document as it may be amended or supplemented);

          (d) the Bank will make generally available to its security holders and the Agents as soon as practicable an earning statement that satisfies the provisions of Section 11(a) of the Act and Rule 158 of the Commission
     promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the
     "effective date" (as defined in Rule 158) of the Registration Statement;

          (e) so long as any Securities are outstanding, to furnish to such
     Agent copies of all reports or other communications (financial or other)
     furnished to stockholders generally, and to deliver to such Agent (i) as soon as they are available, copies of any reports and financial statements furnished to or filed with the AMF or any national

                                       16

     securities exchange on which any class of securities of the Bank is listed;
     and (ii) such additional information concerning the business and financial condition of the Bank as such Agent may from time to time reasonably request (such financial statements to be on a consolidated basis to the extent the accounts of the Bank and its subsidiaries are consolidated in reports furnished to its stockholders generally or to the AMF);

          (f) that, if required pursuant to the terms of a Terms Agreement, from the date of such Terms Agreement with such Agent or other agreement by such
     Agent to purchase Securities as principal and continuing to and including the later of (i) the termination of the trading restrictions for the
     Securities purchased thereunder, as notified to the Bank by such Agent, and
     (ii) the related Time of Delivery, the Bank will not, without the prior written consent of such Agent, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank which both mature more than 9 months after such Time of Delivery and are substantially similar to the
     Securities except pursuant to this Agreement or any Terms Agreement, or except in an offering of Securities that are not and are not required to be registered under the Act or except in connection with a firm commitment underwriting pursuant to an underwriting agreement that does not provide for a continuous offering of medium-term debt securities (other than in
     Secondary Market Transactions);

          (g) that each acceptance by the Bank of an offer to purchase
     Securities hereunder (including any purchase from the Bank by such Agent as principal not pursuant to a Terms Agreement), and each execution and delivery by the Bank of a Terms Agreement with such Agent, shall be deemed to be an affirmation to such Agent that the representations and warranties of the Bank contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement, as the case may be, as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the settlement date for the Securities relating to such acceptance or as of the
     Time of Sale or the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement, the
     Prospectus and the Time of Sale Information as amended and supplemented relating to such Securities);

          (h) that reasonably in advance of each time any annual information form of the Bank is filed with the AMF and each time the Bank sells
     Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by
     Davis Polk & Wardwell as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish to such counsel such papers and information as they may reasonably request to enable them to furnish to such Agent the opinion or opinions referred to in Section 8(d) hereof;

          (i) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells
     Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the

                                       17

     delivery of a written opinion under this Section 5(i) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall cause Ogilvy Renault LLP, Canadian counsel for the Bank, to furnish such
     Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(b) hereof which was last furnished to such Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the
     Registration Statement, the Prospectus and the Time of Sale Information as
     amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in
     Section 8(b) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;

          (j) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells
     Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this
     Section 5(j) as a condition to the purchase of Securities pursuant to such
     Terms Agreement, the Bank shall cause Sullivan & Cromwell LLP, United
     States counsel for the Bank, to furnish such Agent a written opinion, dated the date of such amendment, supplement or incorporation or the Time of
     Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, to the effect that such Agent may rely on the opinion of such counsel referred to in Section 8(c) hereof which was last furnished to such
     Agent to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the
     Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(c) hereof but modified to relate to the
     Registration Statement, the Prospectus and the Time of Sale Information as
     amended and supplemented to such date;

          (k) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells
     Securities to such Agent as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a letter under this Section
     5(k) as a condition to the purchase of Securities pursuant to such Terms
     Agreement, the Bank shall cause the Auditors to furnish such Agent a letter, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to such Agent, of the same tenor as the letter referred to in
     Section 8(e) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended or supplemented to the date of such letter; provided, however, that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section 8(e) hereof which was last furnished to such Agent;

                                       18

          (l) that reasonably promptly after each time any annual information form of the Bank is filed with the AMF and each time the Bank sells
     Securities to such Agent as principal and the applicable Terms Agreement specifies the delivery of a certificate under this Section 5(l) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish or cause to be furnished forthwith to such Agent a certificate signed by an executive officer of the Bank, dated the date of such supplement, amendment or incorporation or the Time of Delivery relating to such sale, as the case may be, to the effect that the statements contained in the certificate referred to in Section 8(g) hereof which was last furnished to such Agent are true and correct at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement, the Prospectus and the Time
     of Sale Information as amended and supplemented to such date), or, in lieu of such certificate, a certificate of the same tenor as the certificates referred to in said Section 8(g) but modified to relate to the Registration
     Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date; and

          (m) to offer to any person who has agreed to purchase Securities from the Bank as the result of an offer to purchase solicited by such Agent the right to refuse to purchase and pay for such Securities if, on the related settlement date fixed pursuant to the Administrative Procedure, any condition set forth in Section 8(a) or 8(f) hereof shall not have been satisfied (it being understood that the judgment of such person with respect to the impracticability of such purchase of Securities shall be substituted, for purposes of this Section 5(m), for the respective judgments of an Agent with respect to certain matters referred to in
     Sections 7(a)(iii) or 7(f) and hereof, and that such Agent shall have no duty or obligation whatsoever to exercise the judgment permitted under such
     Sections 7(a)(iii) and 7(f) on behalf of any such person).

     6. Certain Agreements of the Agents. Each Agent hereby represents and agrees that

     (a) it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any "free writing prospectus", as defined in Rule
405 under the Act (which term includes use of any written information furnished to the Commission by the Bank and not incorporated by reference into the
Registration Statement and any press release issued by the Bank) other than (i)
a free writing prospectus that contains no "issuer information" (as defined in
Rule 433(h)(2) under the Act) that was not included (including through incorporation by reference) in the Preliminary Prospectus or Prospectus or a previously filed Issuer Free Writing Prospectus, (ii) any Issuer Free Writing
Prospectus listed in the Terms Agreement or other agreement in respect of a specific offering of Securities in the form of Schedule II to Annex I or prepared pursuant to Section 5(a) above or (iii) any free writing prospectus prepared by an Agent and approved by the Bank in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an "Agent Free
Writing Prospectus");

     (b) it has not and will not distribute any Agent Free Writing Prospectus referred to in clause (a)(i) in a manner reasonably designed to lead to its broad unrestricted dissemination;

                                       19

     (c) it has not and will not, without the prior written consent of the Bank, use any free writing prospectus that contains the final terms of the Securities unless such terms have previously been included in a free writing prospectus filed with the Commission; provided that Agents may use a term sheet substantially in the form of Schedule III to Annex I hereto, the contents of which will be agreed with the Bank in the context of a specific offering of
Securities; provided further that any Agent using such agreed term sheet shall notify the Bank, and provide a copy of such term sheet to the Bank, prior to, or substantially concurrently with, the first use of such term sheet;

     (d) it will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, in accordance with Rule 433 under the Act; and

     (e) it is not subject to any pending proceeding under Section 8A of the Act with respect to the offering (and will promptly notify the Bank if any such proceeding against it is initiated during the Prospectus Delivery Period).

     7. Payment of Certain Expenses. The Bank covenants and agrees with each
Agent that the Bank will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Bank's counsel and accountants in connection with the registration of the Securities under the Act and all other expenses in connection with the preparation, printing and filing of the Registration
Statement, any Preliminary Prospectus, the Shelf Prospectus, the Prospectus and
any Pricing Supplements, any Issuer Free Writing Prospectus, any Time of Sale
Information and all other amendments and supplements thereto and the mailing and delivering of copies thereof to such Agent; (ii) the cost of printing or producing this Agreement, any Terms Agreement, any Indenture, closing documents
(including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iii) all expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the fees and disbursements of counsel for the Agents in connection with such qualification and in connection with the Blue Sky Memorandum; (iv) any fees charged by securities rating services for rating the Securities; (v) any filing fees incident to, and the fees and disbursements of counsel for the Agents in connection with, any required review by the National Association of Securities
Dealers, Inc. of the terms of the sale of the Securities; (vi) the cost of preparing the Securities; (vii) the fees and expenses of the Trustee and any agent of the Trustee and any transfer or paying agent of the Bank and the fees and disbursements of counsel for the Trustee or such agent in connection with the Indenture and the Securities; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agents will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make; provided, however, that the reasonable fees and disbursements of the Agents' counsel for the establishment of this Series shall be paid by the Bank.

                                       20

     8. Conditions to the Obligations of the Agents. The obligation of any
Agent, as agent of the Bank, at any time ("Solicitation Time") to solicit offers to purchase the Securities from the Bank and the obligation of any Agent to purchase Securities from the Bank as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in such Agent's discretion, to the condition that all representations and warranties and other statements of the
Bank herein (and, in the case of an obligation of an Agent under a Terms
Agreement, in or incorporated by reference in such Terms Agreement) are true and correct at and as of the Commencement Date and any applicable date referred to in Section 5(l) hereof that is prior to such Solicitation Time or Time of
Delivery, as the case may be, and at and as of such Solicitation Time or at and as of both such Time of Delivery and Time of Agent Purchase, as the case may be
("Time of Agent Purchase" shall mean, with respect to any obligation of an Agent to purchase Securities as principal, the time when the related Terms Agreement becomes effective or if there is no Terms Agreement, the time when the Agent otherwise becomes committed to purchase the Securities); the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, the
Bank shall have performed all of its obligations hereunder theretofore to be performed; and the following additional conditions:

          (a) (i) the Registration Statement (or if a post-effective amendment thereto is required to be filed under the Act, such post-effective amendment) shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose or pursuant to Section 8A under the Act shall be pending before or threatened by the Commission; the Prospectus and each
     Issuer Free Writing Prospectus shall have been timely filed with the
     Commission under the Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Act) and in accordance with
     Section 5(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of the Agents; (ii) there shall not have occurred any downgrading in the rating accorded any debt securities of the Bank by Standard & Poor's
     Ratings Group or Moody's Investors Service, Inc., or any public announcement by either such organization of an intended or potential downgrading; and (iii) there shall have been no material adverse change in the financial condition, earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus
     (exclusive of any amendments or supplements thereto prior to the
     Solicitation Time or Time of Delivery, as the case may be), which, in the judgment of such Agent, makes it impracticable to proceed with the solicitation by such Agent of offers to purchase Securities from the Bank or the purchase by such Agent of Securities from the Bank as principal, as the case may be, on the terms and in the manner contemplated in the Terms
     Agreement, Registration Statement, the Time of Sale Information and the
     Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

          (b) Ogilvy Renault LLP, Canadian counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(i) hereof that is on or prior to such Solicitation Time or Time

                                       21

     of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:

               (i) the Bank validly exists as a Schedule I bank under the Bank
          Act (Canada) and has the corporate power to create, issue and sell the
          Securities;

               (ii) [to be delivered on a Time of Delivery - the issue, sale and delivery of the Securities have been duly authorized by the Bank and all necessary corporate action has been taken by the Bank to validly issue the Securities][to be delivered on other dates - the creation of the Series has been duly authorized by the Bank and when the terms of particular Securities and the issuance and sale of such Securities have been duly authorized by all necessary corporate action in conformity with the Indenture, and when such Securities have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with this Agreement and any applicable Terms Agreement, such Securities will be validly issued];

               (iii) [to be delivered on a Time of Delivery - this Agreement and any applicable Terms Agreement have been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the
          Province of Quebec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank][to be delivered on other dates - this Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of
          Quebec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank];

               (iv) the Indenture has been duly authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of
          Quebec or Ontario and the federal laws of Canada applicable therein, delivered by the Bank and, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitutes a legal, valid and binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer,
          reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

               (v) [to be delivered on a Time of Delivery - the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement, any applicable Terms Agreement, the
          Indenture and the Securities do not contravene any existing provision of applicable law or result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the
          Bank Act (Canada) or the by-laws of the Bank][to be delivered on other dates - the execution and delivery by the Bank of, and the performance by the Bank of its obligations under this Agreement and the Indenture do not contravene any existing provision of applicable law or result in a breach (whether

                                       22

          after notice or lapse of time or both) of any of the terms, conditions or provisions of the Bank Act (Canada) or the by-laws of the Bank];

               (vi) [to be delivered on a Time of Delivery - no registration, filing or recording of the Indenture under the laws of the Province of
          Quebec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or
          enforceability of the Indenture or the Securities][to be delivered on other dates - no registration, filing or recording of the Indenture under the laws of the Provinces of Quebec or Ontario and the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture];

               (vii) [to be delivered on a Time of Delivery - no consent, approval or authorization of, or registration, recordation or filing with, any governmental body or agency in Canada is required on the part of the Bank pursuant to the laws of the Province of Quebec and the federal laws of Canada applicable therein for the issuance and sale by the Bank of the Securities to such Agent pursuant to this
          Agreement, any applicable Terms Agreement and the Indenture, except such as have been obtained under the Bank Act (Canada) and the Quebec
          Securities Laws];

               (viii) [to be delivered on a Time of Delivery - to the best of such counsel's knowledge after due inquiry, (A) there are no reports or information that in accordance with the requirements of Quebec
          Securities Laws must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required, and (B) there are no documents required to be filed with the AMF in connection with the Prospectus, any Pricing Supplement or any amendment or supplement thereto or any Preliminary Prospectus that have not been filed as required][to be delivered on other dates - to the best of such counsel's knowledge after due inquiry, there are no documents required to be filed with the AMF in connection with the
          Prospectus, any Pricing Supplement or any amendment or supplement thereto or any Preliminary Prospectus that have not been filed as required];

               (ix) the Shelf Prospectus and the documents incorporated by reference therein (except for the financial statements and other financial and statistical data included therein or omitted therefrom, as to which such counsel express no opinion), when they were filed with the AMF under Quebec Securities Laws, appear on their face to have been appropriately responsive in all material respects to the requirements of Quebec Securities Laws as interpreted and applied by the AMF;

               (x) the statements in the Prospectus under the caption "Certain
          Income Tax Consequences - Certain Canadian Income Tax Considerations,"
          insofar as such statements constitute a summary of the Canadian tax laws referred to therein,

                                       23

          are accurate and fairly summarize in all material respects the
          Canadian tax laws referred to therein;

               (xi) [to be delivered on a Time of Delivery - a court of
          competent jurisdiction in the Province of Ontario would give effect to the choice of the law of the State of New York ("New York law") as the
          proper law governing the Indenture (to the extent the Indenture is governed by New York law), the Securities, this Agreement and any applicable Terms Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein][to be delivered on other dates - a court of competent jurisdiction in the Province of Ontario would give effect to the choice of the law of the State of New York ("New York
          Law") as the proper law governing the Indenture (to the extent the
          Indenture is governed by New York Law) and this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws of the
          Province of Ontario and the federal laws of Canada applicable therein];

               (xii) [to be delivered on a Time of Delivery - in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a "New York Court")
          that is not impeachable as void or voidable under New York law, a court of competent jurisdiction in the Province of Ontario would recognize the validity of the appointment by the Bank of National
          Corporate Research, Ltd. as its agent for service in the United States of America under the Indenture, the Securities, this Agreement and any applicable Terms Agreement and to the provisions in the Indenture, the
          Securities, this Agreement [and any applicable Terms Agreement whereby the Bank has submitted to the jurisdiction of a New York Court][to be delivered on other dates - in an action on a final and conclusive judgment in personam of any state or federal court sitting in The City of New York, New York (a "New York Court") that is not impeachable as void or voidable under New York Law, a court of competent jurisdiction in the Province of Ontario would recognize the validity of the appointment by the Bank of National Corporate Research, Ltd. as its
          agent for service in the United States of America under the Indenture and this Agreement and to the provisions in the Indenture and this
          Agreement whereby the Bank has submitted to the jurisdiction of a New
          York Court];

               (xiii) [to be delivered on a Time of Delivery - if the Indenture
          (to the extent the Indenture is governed by New York Law), the
          Securities, this Agreement or any applicable Terms Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by

                                       24

          the parties, namely New York law, a court of competent jurisdiction in the Province of Ontario would, subject to the qualifications set out in paragraph (xi) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture, the Securities, this Agreement or any applicable Terms
          Agreement or of applicable New York law is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a court of competent jurisdiction in the Province of Ontario will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein, for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere][to be delivered on other dates - if the
          Indenture (to the extent the Indenture is governed by New York Law) or this Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York Law, a court of competent jurisdiction in the Province of Ontario would, subject to the qualifications set out in paragraph
          10 above, recognize the choice of New York Law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture or this Agreement or of applicable New York Law is contrary to public policy, as that term is understood under the laws of the Province of
          Ontario and the federal laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of
          Ontario will be applied, and a court of competent jurisdiction in the
          Province of Ontario will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the federal laws of
          Canada applicable therein, for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere];

               (xiv) [to be delivered on a Time of Delivery - a court of
          competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the
          Indenture, the Securities, this Agreement and any applicable Terms
          Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (although submission by the Bank to the jurisdiction of the New York Court pursuant to the Indenture, the
          Securities, this Agreement and any applicable Terms Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure and the decision and enforcement thereof would not be inconsistent with public policy, as such term is

                                       25

          understood under the laws of the Province of Ontario and the federal laws of Canada as applicable therein; (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (D) the action is commenced within the applicable limitation period; provided that under the Currency Act (Canada), a court of competent jurisdiction in the
          Province of Ontario may give judgment only in Canadian dollars][to be delivered on other dates - a court of competent jurisdiction in the
          Province of Ontario would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture and this Agreement that is not impeachable as void or voidable under New York Law for a sum certain if: (A) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (although submission by the Bank to the jurisdiction of the
          New York Court pursuant to the Indenture and this Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure and the decision and enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada as applicable therein; (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (D)
          the action is commenced within the applicable limitation period;
          provided that under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may give judgment only in
          Canadian dollars]; and

               (xv) such counsel's opinion as summarized in the Prospectus under the heading "Limitations on Enforcement of U.S. Laws Against RBC, our
          Management and Others" regarding enforceability of U.S. securities laws is true and correct.

          (c) Sullivan & Cromwell LLP, United States counsel for the Bank, shall have furnished to such Agent their written opinions, dated the Commencement
     Date and each applicable date referred to in Section 5(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:

               (i) assuming this Agreement and any applicable Terms Agreement have been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Quebec and Ontario are concerned, this
          Agreement and any applicable Terms Agreement have been duly executed and delivered by the Bank;

               (ii) all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Bank under the Federal laws of the United States and the laws of the State of New York for the issuance, sale and delivery of the Securities by the Bank to the
          Agents have been obtained or made;

                                       26

               (iii) assuming the Indenture has been duly authorized, executed and delivered by the Bank insofar as the laws of Canada, Quebec and
          Ontario are concerned, it has been duly executed and delivered by the
          Bank and duly qualified under the Trust Indenture Act of 1939, and constitutes a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

               (iv) [to be delivered on a Time of Delivery - assuming the
          Securities have been duly authorized, executed, issued and delivered by the Bank insofar as the laws of Canada, Quebec and Ontario are concerned, they have been duly executed, authenticated, issued and delivered by the Bank, and constitute the valid and legally binding obligations of the Bank enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer,
          reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;][to be delivered on other dates - assuming the Series has been duly authorized and established by the Bank insofar as the laws of Canada, Quebec and Ontario are concerned, the Series has been duly established in conformity with the Indenture, and, when the terms of a particular Security and of its issuance and sale have been duly authorized and established by all necessary corporate action in conformity with the Indenture, and such Security has been duly completed, executed, authenticated and issued in accordance with the
          Indenture and delivered against payment in accordance with the
          Distribution Agreement, such Security will constitute a valid and legally binding obligation of the Bank enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles];

               (v) assuming the validity of such action under the laws of
          Canada, Quebec and Ontario, under the laws of the State of New York relating to submission of personal jurisdiction, the Bank has validly and effectively submitted to the personal jurisdiction of any state or
          Federal court in The City of New York, State of New York and has validly appointed National Corporate Research, Ltd. as its authorized agent for the purposes described in Section 16 of this Agreement;

               (vi) the statements in the Prospectus under the caption "Certain
          Income Tax Consequences - Certain United States Federal Income Tax
          Consequences," insofar as such statements constitute a summary of the principal United States Federal tax consequences of the purchase, ownership and disposition of the Securities, is correct in all material respects as of the date of such opinion; and

                                       27

               (vii) the Bank is not an "investment company" as defined in the
          Investment Company Act of 1940.

     Such counsel shall also furnish a letter stating that they have reviewed the Registration Statement, the Time of Sale Information and the Prospectus as
amended or supplemented and participated in discussions with representatives of the Bank, its Canadian counsel and its accountants and representatives of the
Agents and their U.S. counsel; and on the basis of the information they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law (including the requirements of Form
F-9 and the character of the prospectus contemplated thereby) and the experience they have gained through their practice under the Act, such counsel shall confirm to the Agents that the Registration Statement, as of its effective date, the Time of Sale Information, as of the Time of Sale, and the Prospectus as
amended or supplemented, as of the date of the prospectus supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act, the Trust Indenture Act and the applicable rules and regulations of the Commission thereunder; and nothing that came to the attention of such counsel in the course of their review has caused them to believe that the Registration Statement, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, that the Time of Sale Information, at the Time of Sale (which such counsel may assume to be the date of the Terms Agreement) contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or that the Prospectus as amended or supplemented, as of the date of such amendment or supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statement therein, in light of the circumstances in which they were made, not misleading. Such letter shall also state that between the date of the prospectus supplement and the date of delivery of the opinion, such counsel has performed such further review as described in such letter; and nothing that has come to their attention in the course of such procedures has caused them to believe that the Prospectus, as amended or supplemented, as of the date of delivery of the opinion, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, such letter furnished on the
Commencement Date shall not refer to the Time of Sale or the Time of Sale
Information.

     Such opinion and letter may state (1) that the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such that such counsel do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Time of Sale Information and the
Prospectus except for those made under the captions "Description of Securities
We May Offer" and "Plan of Distribution" in the Prospectus, dated December 21,
2005, and "Description of Notes We May Offer," "Supplemental Plan of
Distribution" and "Certain Income Tax Consequences--Certain United States
Federal Income Tax Consequences" in the prospectus supplement, dated December
21, 2005, insofar as they relate to provisions of the Securities, the Indenture or this Agreement therein described, (2) that they do not express any

                                       28

opinion or belief as to the financial statements or other financial data contained in the Registration Statement, the Time of Sale Information or the
Prospectus or the prospectus supplement, or as to the statement of eligibility and qualification of the Trustee under the Indenture under which the Securities are being issued, or as to any statement of the Bank or its Canadian counsel with respect to the laws of Canada, Quebec or Ontario, in each case, in the
Registration Statement or in documents incorporated by reference therein, (3)
that they assume that (A) the principal jurisdiction in Canada designated by the
Bank in connection with the offering of the Securities is the Province of
Quebec, (B) the Shelf Prospectus, as supplemented, would be the entire disclosure document used to offer the Securities if the offering of Securities was being made in the Province of Quebec, (C) the exhibits to the Registration
Statement and the documents incorporated in the Shelf Prospectus by reference are the only reports or information that in accordance with the requirements of
Quebec law must be made publicly available in connection with the offering of the Securities and (D) the Shelf Prospectus was prepared in accordance with the disclosure requirements of the Province of Quebec as interpreted and applied in accordance with Quebec Securities Laws, (4) that they are not expressing any opinion as the responsiveness of the documents referred to above to the requirements of the laws of Canada, Quebec and Ontario, (5) that they are passing only upon matters of United States federal and New York law and that they are relying on the opinion of Ogilvy Renault, Canadian counsel for the
Bank, with respect to matters of Canadian law (including compliance with all legal requirements as interpreted and applied by the AMF), and (6) that their opinion or opinions are subject to any qualifications in the opinion of such
Canadian counsel for the Bank.

     (d) Davis Polk & Wardwell, counsel for the Agents, shall have furnished to such Agent their written opinions, dated the Commencement Date and each applicable date referred to in Section 5(h) hereof that is on or prior to such
Solicitation Time or Time of Delivery, as the case may be, in form and substance satisfactory to such Agent with respect to the Registration Statement, the
Prospectus, the Time of Sale Information, the Securities and such other matters that such Agent may reasonably request.

     (e) Not later than 10:00 a.m., New York City time, on the Commencement Date and on each applicable date referred to in Section 5(k) hereof that is on or prior to such Solicitation Time or Time of Delivery, such Agent shall have received, in form and substance reasonably satisfactory to the Agents, from the
Auditor, constituting statements and information of the type ordinarily included in accountants' "comfort letters" to Agents with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement, the Time of Sale Information and the
Prospectus.

     (f) On or after the date hereof or of any applicable Terms Agreement there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange; (ii) a material disruption in securities settlement, payment or clearance services in the United States; (iii) a general moratorium on commercial banking activities in The City of New York or the City of Toronto, declared by either United States federal, New York State, Canadian federal or
Ontario provincial authorities, as the case may be; or (iv) an outbreak or escalation of hostilities or other calamity or crisis having an adverse effect on the financial markets of the United States of

                                       29

America, which, in the judgment of such Agent makes it impracticable to proceed with the solicitation of offers to purchase Securities or the purchase of the
Securities from the Bank as principal pursuant to the applicable Terms Agreement or otherwise, as the case may be, on the terms and in the manner contemplated in the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

     (g) The Bank shall have furnished or caused to be furnished to such Agent a certificate signed by an executive officer of the Bank dated the Commencement
Date and each applicable date referred to in Section 5(l) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, to the effect set forth in Section 8(a)(i) and (ii) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Commencement Date or such applicable date, as the case may be, and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to the Commencement Date or such applicable date, as the case may be.

     9.   Indemnification and Contribution.

     (a) The Bank agrees to indemnify and hold harmless each Agent and each person, if any, who controls any Agent within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration
Statement, any Preliminary Prospectus, the Prospectus as amended or supplemented or any amendment or supplement thereto, any Issuer Free Writing Prospectus or
Time of Sale Information or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Bank by any Agent expressly for use therein.

     (b) Each Agent agrees, severally and not jointly, to indemnify and hold harmless the Bank, its directors, its officers, its authorized representative or representatives in the United States, and each person, if any, who controls the
Bank within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Bank to each Agent, but only with reference to information relating to such Agent furnished in writing by such
Agent expressly for use in the Registration Statement, the Time of Sale
Information, any Issuer Free Writing Prospectus, the Prospectus or any
Preliminary Prospectus, in each case as amended or supplemented.

     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the
"indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the

                                       30

indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure to notify promptly the indemnifying party will not relieve it from liability unless and to the extent that such failure results in the forfeiture by the indemnifying party of substantial rights or defenses. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Agents in the case of parties indemnified pursuant to Section 9(a) and by the Bank in the case of parties indemnified pursuant to Section 9(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     (d) If the indemnification provided for in Sections 9(a) and 9(b) hereof is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the
Bank on the one hand, and the Agents on the other, from the offering of the
Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand, and of the Agents on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand, and the Agents on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Bank bear to the total underwriting commissions received by the Agents, in each case as set forth in the table on the cover page of the Prospectus. The relative fault of the Bank and of the Agents shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to

                                       31

information supplied by the Bank or by the Agents and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     (e) The Bank and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this
Section 9, no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents' obligations to contribute pursuant to this Section 9 are several in proportion to their respective underwriting commitments. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

     10. Agency. Each Agent, in soliciting offers to purchase Securities from the Bank and in performing the other obligations of such Agent hereunder (other than in respect of any purchase by an Agent as principal, pursuant to a Terms
Agreement or otherwise), is acting solely as agent for the Bank and not as principal. Each Agent will make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Securities from the Bank was solicited by such Agent and has been accepted by the Bank, but such
Agent shall not have any liability to the Bank in the event such purchase is not consummated for any reason. If the Bank shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, the Bank shall
(i) hold each Agent harmless against any loss, claim or damage arising from or as a result of such default by the Bank and (ii) notwithstanding such default, pay to the Agent that solicited such offer any commission to which it would be entitled in connection with such sale.

     11. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the
Bank and the several Agents, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any (i) termination of this Agreement or (ii)
investigation (or any statement as to the results thereof) made by or on behalf of any Agent or any controlling person of any Agent, or the Bank, or any officer or director or controlling person of the Bank, and shall survive delivery of and payment for any of the Securities.

     12. Suspension or Termination; Additional Agents; Amendments.

                                       32

     (a) The provisions of this Agreement relating to the solicitation of offers to purchase Securities from the Bank may be suspended or terminated at any time by the Bank as to any Agent or by any Agent as to such Agent upon the giving of written notice of such suspension or termination to such Agent or the Bank, as the case may be. In the event of such suspension or termination with respect to any Agent, (x) this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred, (y)
this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to
Securities which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination (including all
Securities that may be the subject of a Secondary Market Transaction at any time during the Secondary Transactions Period) and (z) in any event, this Agreement shall remain in full force and effect insofar as the fourth paragraph of Section
3(a), and Sections 5(d), 5(e), 7, 9, 10 and 11 hereof are concerned.

     (b) The Bank, in its sole discretion, may appoint one or more additional parties to act as Agents hereunder from time to time. Any such appointment shall be made in a writing signed by the Bank and the party so appointed. Such appointment shall become effective in accordance with its terms after the execution and delivery of such writing by the Bank and such other party. When such appointment is effective, such other party shall be deemed to be one of the
Agents referred to in, and to have the rights and obligations of an Agent under, this Agreement, subject to the terms and conditions of such appointment. The
Bank shall deliver a copy of such appointment to each other Agent promptly after it becomes effective.

     (c) The Bank, in its sole discretion, may increase the aggregate initial offering price of the Securities from time to time without consent of, or notice to, any Agent.

     (d) The Bank and any Agent may amend any provision of this Agreement with respect to such Agent without consent of, or notice to, any other Agent. Any such amendment shall be made in a writing signed by the Bank and each Agent that is a party to such amendment. In the event of such amendment, this Agreement shall remain in full force and effect with respect to any Agent that is not a party to such amendment (without giving effect to such amendment with respect to such Agent) unless suspended or terminated with respect to such Agent pursuant to clause (a) of this Section 12.

     13. Default by Agent. The following terms shall apply to any Terms
Agreement if provided for therein:

          (a) If any Agent shall default in its obligation to purchase the
     Securities which it has agreed to purchase pursuant to such Terms
     Agreement, the representatives named in such Terms Agreement may in their discretion arrange for the representatives or another party or other parties to purchase such Securities on the terms provided by such Terms
     Agreement. If within thirty-six hours after such default by any Agent the representatives do not arrange for the purchase of such Securities, then the Bank shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the representatives to purchase such Securities on such terms.

                                       33

     In the event that, within the respective prescribed periods, the representatives notify the Bank that they have so arranged for the purchase of such Securities, or the Bank notifies the representatives that it has so arranged for the purchase of such Securities, the representatives or the
     Bank shall have the right to postpone the Time of Delivery for a period of not more than seven calendar days, in order to effect whatever changes may thereby be made necessary in the Registration Statement, the Time of Sale
     Information or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Bank agrees to file promptly any amendments or supplements to the Registration Statement, the Time of Sale
     Information or the Prospectus which in the representatives' opinion may thereby be made necessary. The term "Agent" as used with respect to such
     Terms Agreement shall include any person substituted under this Section 13
     (if applicable) with like effect as if such person had originally been a party to such Terms Agreement.

          (b) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the representatives and the Bank as provided in subsection (a) above, the aggregate principal amount of such Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of all the Securities covered by such Terms Agreement, then the Bank shall have the right to require each non-defaulting Agent to purchase the principal amount of
     Securities which such Agent agreed to purchase pursuant to such Terms
     Agreement and, in addition, to require each non-defaulting Agent to purchase its pro rata share (based on the principal amount of Securities which such Agent agreed to purchase pursuant to such Terms Agreement) of the Securities of such defaulting Agent or Agents for which such arrangements have not been made; but nothing herein shall relieve a defaulting Agent from liability for its default.

          (c) If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Agent or Agents by the Agents and the Bank as provided in subsection (a) above, the aggregate principal amount of
     Securities pursuant to such Terms Agreement which remains unpurchased exceeds one-eleventh of the aggregate principal amount of all the
     Securities under such Terms Agreement, or if the Bank shall not exercise the right described in subsection (b) above to require non-defaulting
     Agents to purchase Securities of a defaulting Agent or Agents, then such
     Terms Agreement shall thereupon terminate, without liability on the part of any non-defaulting Agent or the Bank, except for the expenses to be borne by the Bank and the Agents as provided in Section 7 hereof incorporated therein by reference and the indemnity and contribution agreement in
     Section 9 hereof incorporated therein by reference; but nothing herein shall relieve a defaulting Agent from liability for its default.

     14. Notices. All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agents shall be delivered or sent by mail, telex or facsimile transmission to the address of the RBC Capital Markets
Corporation, Attention: Josef Muskatel, to the address of RBC Dain Rauscher
Inc., Attention: Rob Foerster, and to any other Agents at the addresses set forth in their letter of appointment delivered in accordance with Section 12;
and if to the

                                       34

Bank shall be delivered to the address of the Bank set forth in the Registration
Statement: Attention: Executive Vice-President, RBC Corporate Treasury;
provided, however, that any notice to an Agent pursuant to Section 8(c) hereof shall be delivered or sent by mail or facsimile transmission to such Agent at its address set forth in its Agents' questionnaire, which address will be supplied to the Bank by such Agent upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

     15. Successors. This Agreement and any Terms Agreement shall be binding upon, and inure solely to the benefit of, each Agent and the Bank, and to the extent provided in Sections 8 and 10 hereof, the officers and directors of the
Bank and each person who controls any Agent or the Bank, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any
Terms Agreement. No purchaser of any of the Securities through or from any Agent hereunder shall be deemed a successor or assign by reason merely of such purchase.

     16. Jurisdiction. The Bank irrevocably (i) agrees that any legal suit, action or proceeding against the Bank brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or any Terms
Agreement or the transactions contemplated hereby and thereby may be instituted in any state or federal court in The City of New York (a "New York Court"), (ii)
waives, to the fullest extent it may effectively do so, any objection that it may now or hereafter have to the laying of venue of any such proceeding and
(iii) submits to the jurisdiction of such courts in any such suit, action or proceeding. The Bank irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this
Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that is instituted in any New York Court. The Bank has appointed
National Corporate Research, Ltd., 225 West 34th Street, Suite 910, New York, NY
10122-0032, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on this Agreement and any Terms Agreement or the transactions contemplated hereby and thereby that may be instituted in any New York Court by any Agent or by any person who controls any Agent, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized
Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.

     17. Business Day. Time shall be of the essence in this Agreement and any
Terms Agreement. As used herein, "business day" shall mean any day when the
Commission's office in Washington, D.C. is open for business; provided that, with respect to filings to be made with the AMF, "business day" shall mean any day when the AMF's office in the City of Montreal is open for business.

                                       35

     18. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the relevant Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United
States dollars so purchased are greater than the sum originally due to such
Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

     19. GOVERNING LAW. THIS AGREEMENT AND ANY TERMS AGREEMENT SHALL BE GOVERNED
BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

     20. Counterparts. This Agreement and any Terms Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

                                       36

     If the foregoing is in accordance with your understanding, please sign and return to us four counterparts hereof, whereupon this letter and the acceptance by you thereof shall constitute a binding agreement between the Bank and you in accordance with its terms.

                                        Very truly yours,

                                        ROYAL BANK OF CANADA

                                        By: /s/ JIM ARCHER-SHEE
                                            ------------------------------------
                                            Name: Jim Archer-Shee
                                            Title: Executive Vice-President
                                                   and Corporate Treasurer

                                        By: /s/ DAVID POWER
                                            ------------------------------------
                                            Name: David Power
                                            Title: Vice-President, Market
                                                   Strategy and Execution

Accepted as of the date hereof:

RBC CAPITAL MARKETS CORPORATION

By: /s/ STEVEN C. MILKE
    -------------------------------------
    Name: Steven C. Milke
    Title: Managing Director

RBC DAIN RAUSCHER INC.

By: /s/ ROB FOERSTER
    -------------------------------------
    Name: Rob Foerster
    Title: Director

                                       37

                                                                         ANNEX I

                              ROYAL BANK OF CANADA

                               U.S.$6,000,000,000

                    SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES B

                     DUE 9 MONTHS OR MORE FROM DATE OF ISSUE

                                 TERMS AGREEMENT

                                                        _________________, 200__

RBC CAPITAL MARKETS CORPORATION
1 Liberty Plaza
165 Broadway
New York, New York 10006

RBC DAIN RAUSCHER INC.
60 South 6th Street
Minneapolis, Minnesota 55402

[Insert names of any other purchasers]

Ladies and Gentlemen:

     Royal Bank of Canada, a Canadian chartered Bank (the "Bank"), proposes, subject to the terms and conditions stated herein and in the Distribution
Agreement, dated December 21, 2005 (the "Distribution Agreement"), between the
Bank on the one hand and RBC Capital Markets Corporation, RBC Dain Rauscher Inc.
and any other party acting as Agent thereunder on the other, to issue and sell to you the securities specified in the Schedule hereto (the "Purchased
Securities"). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus, the Time of Sale Information or the Shelf Prospectus
(as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf
Prospectus, and also a representation and warranty as of the date of this Terms
Agreement in relation to the Prospectus, the Time of Sale Information or the
Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to

                                       I-1

the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

     [Notwithstanding the foregoing, insofar as it is deemed to be incorporated in and made a part of this Terms Agreement, the Distribution Agreement shall be subject to, and to the extent necessary amended by, the Letter of Appointment pursuant to which we appointed each of you (other than RBC Capital Markets
Corporation and RBC Dain Rauscher Inc.) to act as an Agent under the
Distribution Agreement on certain terms and conditions specified in such letter.
For all purposes of this Terms Agreement, references to the "Agents" shall mean the Purchasing Agents, for which RBC Capital Markets Corporation is acting as representatives. Each of you agrees that all determinations to be made by the
Purchasing Agents under this Terms Agreement, including the determination whether or not the conditions in Section 8 of the Distribution Agreement have been satisfied and, if not, whether or not any such conditions shall be waived, shall be made solely by RBC Capital Markets Corporation, on behalf of the
Purchasing Agents.]

     An amendment and/or supplement to each of the Prospectus and the Shelf
Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the AMF pursuant to Quebec Securities Laws, in the case of the Shelf Prospectus.

     Subject to the terms and conditions set forth herein and in the
Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to [each of] you, and [each of] you agree[s, severally and not jointly,] to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased
Securities set forth [opposite your respective name] in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the
Schedule hereto, unless you and the Bank otherwise agree.

                                       I-2

     If the foregoing is in accordance with your understanding, please sign and return to us __ counterparts hereof, and upon acceptance hereof by you [, on behalf of each of the Agents,] this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between [you] [each of the Agents] and the
Bank. [It is understood that your acceptance of this letter on behalf of each of the Agents is or will be pursuant to authority granted to you by such Agent.]

                                          Very truly yours,

                                          ROYAL BANK OF CANADA

                                          By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                          By:
                                              ----------------------------------
                                              Name:
                                              Title:

Accepted as of the date hereof:

RBC CAPITAL MARKETS CORPORATION

By:
    -----------------------------------
    Name:
    Title:

RBC DAIN RAUSCHER INC.

By:
    -----------------------------------
    Name:
    Title:

                                       I-3

                                                           SCHEDULE I TO ANNEX I

TITLE OF PURCHASED SECURITIES:

Senior Global Medium-Term Notes, Series B

AGGREGATE PRINCIPAL AMOUNT:

[$]

PRICE TO PUBLIC:

     ___% of the principal amount of the Purchased Securities, plus accrued interest[, if any,] from ________ to ________ [and accrued amortization[, if any,] from ________ to ________]

PURCHASE PRICE BY AGENTS:

     ___% of the principal amount of the Purchased Securities, plus accrued interest from ________ to ________ [and accrued amortization[, if any,] from
________ to ________]

[COMMISSION:

     ___% of the principal amount of the Purchased Securities]

FORM OF PURCHASED SECURITIES:

[Definitive form, to be made available for checking and packaging at least twenty-four hours prior to the Closing Date at the office of [The Depository
Trust Company or its designated custodian] [the Representatives]].

[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company ("DTC") or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.]

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Federal (same-day) funds

CLOSING DATE:

_____ a.m. (New York City time), __________, 20__

INDENTURE:

Indenture dated as of October 23, 2003, between the Bank and JPMorgan Chase
Bank, N.A., as Trustee.

                                       I-4

MATURITY DATE:

INTEREST RATE:

[___%] [Zero Coupon] [See Floating Rate Provisions]

INTEREST PAYMENT DATES:

[months and dates, commencing ________________, 20__]

REDEMPTION PROVISIONS:

[No provisions for redemption]

[The Purchased Securities may be redeemed, in whole or in part at the option of the Bank, in the amount of [$ _________ or an integral multiple thereof,

[on or after ______, ___ at the following redemption prices (expressed in percentages of principal amount). If [redeemed on or before _______, ___%, and if] redeemed during the 12-month period beginning ___________________,

YEAR   REDEMPTION PRICE
----   ----------------

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]

[on any interest payment date falling on or after ______, ____, at the election of the Bank, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption.]]

[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]

[Restriction on refunding]

SINKING FUND PROVISIONS:

[No sinking fund provisions]

[The Purchased Securities are entitled to the benefit of a sinking fund to retire [$________] principal amount of Purchased Securities on __________ in each of the years _____ through _____ at 100% of their principal amount plus accrued interest[, together with [cumulative] [noncumulative] redemptions at the option of the Bank to retire an additional [$________] principal amount of
Purchased Securities in the years _____ through _____ at 100% of their principal amount plus accrued interest.]

                                       I-5

[If Purchased Securities are extendable debt securities, insert--

EXTENDABLE PROVISIONS:

Purchased Securities are repayable on _________, ___ [insert date and years], at the option of the holder, at their principal amount with accrued interest. The initial annual interest rate will be _____%, and thereafter the annual interest rate will be adjusted on ___________, _____ and _____ to a rate not less than
__% of the effective annual interest rate on U.S. Treasury obligations with __
-year maturities as of the [insert date 15 days prior to maturity date] prior to such [insert maturity date].]

[If Purchased Securities are floating rate debt securities, insert--

FLOATING RATE PROVISIONS:

Initial annual interest rate will be ____% through ________ [and thereafter will be adjusted [monthly] [on each ________, ________, ________ and ________] [to an annual rate of ___% above the average rate for -year [month] [securities]
[certificates of deposit] issued by ______________ and ______________ [insert names of banks].] [and the annual interest rate [thereafter] [from ________
through ________] will be the interest yield equivalent of the weekly average per annum market discount rate for ____-month Treasury bills plus ____% of
Interest Differential (the excess, if any, of (i) the then-current weekly average per annum secondary market yield for ___-month certificates of deposit over (ii) the then current interest yield equivalent of the weekly average per annum market discount rate for ___-month Treasury bills); [from ________ and thereafter the rate will be the then-current interest yield equivalent plus
____% of Interest Differential].]

DEFEASANCE PROVISIONS:

CLOSING LOCATION FOR DELIVERY OF PURCHASED SECURITIES:

DOCUMENTS TO BE DELIVERED:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

[None]

[(1) The opinions and letter of counsel to the Bank referred to in Sections 5(i)
and 5(j).]

[(2) The opinions and letter of counsel to the Agents referred to in Sections
5(h).]

[(3) The accountants' letter referred to in Section 5(k).]

[(4) The officers' certificate referred to in Section 5(l).]

ADDITIONAL CLOSING CONDITIONS:

                                       I-6

NAMES AND ADDRESSES OF REPRESENTATIVES:

Designated Representatives:

     Address for Notices, etc.:

OTHER TERMS:

[The provisions of Section 12 of the Distribution Agreement shall apply with respect to this Terms Agreement, and the representatives referred to in Section
13 shall be [RBC Capital Markets Corporation.]]

[expense reimbursement upon termination]

With regard to the offering and sale of the Securities, all determinations and actions required or permitted to be made pursuant to the Distribution Agreement or the Terms Agreement by the Agent(s) or the representatives (including determinations as to whether or not any closing condition has been satisfied and whether or not any unsatisfied conditions shall be waived) shall instead be made
[solely] by [RBC Capital Markets Corporation] on behalf of all of the Agents or representatives.]

                                       I-7

                                                          SCHEDULE II TO ANNEX I

Form of Agreement between the Agent(s) and the Bank in Respect of Time of Sale
Information and pricing information for the Offering of [identify issue]

In connection with the offering of [identify issue] of Royal Bank of Canada (the
"Bank"), ______________________ (the "Agent") and the Bank agree as follows:

a. Time of Sale Information

The preliminary pricing supplements that are to be included in the Time of Sale
Information are as follows:

     [list each preliminary pricing supplement to be included in the Time of
Sale Information]

The Free Writing Prospectuses that are to be included in the Time of Sale
Information are as follows:

     [list each Free Writing Prospectus to be included in the Time of Sale
Information]

b. Pricing Information Provided Orally by Agents

The script to be used by the Agent(s) to confirm sales is as follows:

                                       I-8

                                                         SCHEDULE III TO ANNEX I

Form of Agreement between the Agent(s) and the Bank in Respect of a Term Sheet used to communicate Time of Sale Information and pricing information for the
Offering of [identify issue]

In connection with the offering of [identify issue] of Royal Bank of Canada (the
"Bank"), ______________________ (the "Agent") and the Bank agree that the Term
Sheet used to communicate Time of Sale Information and pricing information for the above-referenced offering shall be as follows:

                         [JOINT BOOKRUNNERS/CO-MANAGERS]

                                  [ISSUER NAME]

                              [securities offered]

Issuer:
Symbol:
Securities offered:  (excluding option to purchase [____________] additional
                     [________])
Price to public:
Net proceeds:        $[______] (excluding option to purchase up to [_____]
                     additional [____)
Closing date:        [_], 200[5]
Final Maturity Date:
Use of Proceeds:

CUSIP:

     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free ________ and request to speak with the [Debt Syndicate Desk].

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by
Bloomberg or another email system.

                                       I-9

                                                                        ANNEX II

                      ADMINISTRATIVE PROCEDURES MEMORANDUM

                         (DATED AS OF DECEMBER 21, 2005)

                                       FOR

                              ROYAL BANK OF CANADA

                    SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES B

                     DUE 9 MONTHS OR MORE FROM DATE OF ISSUE

          The Senior Global Medium-Term Notes, Series B (the "Securities") may
from time to time be offered on a continuing basis for sale by the Royal Bank of
Canada (the "Bank") through each of RBC Capital Markets Corporation, RBC Dain
Rauscher Inc. and each of the agents appointed in accordance Section 12 of the
Distribution Agreement to which these Administrative Procedures are an exhibit
(the "Distribution Agreement"), who (each, a "Distribution Agent" and, collectively, the "Distribution Agents") may purchase the Securities, as principal from the Bank for resale to investors and other purchasers in accordance with the Distribution Agreement. In addition, if agreed to by the
Bank and the applicable Distribution Agent, such Distribution Agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the
Securities. Only those provisions in these Administrative Procedures that are applicable to the particular role that a Distribution Agent will perform shall apply. Whenever these Administrative Procedures indicate that information may be set forth in a Note, such information may also be set forth in a Pricing
Supplement to the Prospectus (as defined below).

          JPMorgan Chase Bank, N.A. (or such other agent appointed in accordance with the Indenture) will act as registrar (the "Registrar") and domestic paying agent for the Securities through its office in New York, New York. As used herein, the term "Prospectus" refers to the most recent Prospectus, as such document may be amended or supplemented, which has been prepared by the Bank for use by the Distribution Agents in connection with the offering of the
Securities.

          Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Securities or the Prospectus.

                                      II-1

                           DTC REGISTERED GLOBAL NOTES

          Securities may be issued in book-entry form (each beneficial interest in a global Note, a "Book-Entry Note" and collectively, the "Book-Entry Notes")
and represented by one or more fully registered global Notes (each, a "Global
Note" and collectively, the "Global Notes") held by or on behalf of The
Depository Trust Company, as depositary ("DTC", which term includes any successor thereof), and recorded in the book-entry system maintained by DTC.
Book-Entry Notes represented by a Global Note are exchangeable for definitive
Notes in registered form, of like tenor and of an equal aggregate principal amount, by the owners of such Book-Entry Notes only upon certain limited circumstances described in the Prospectus.

          In connection with the qualification of Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Bank or its agents will perform the custodial, document control and administrative functions described below, in accordance with their respective obligations under the applicable Letters of Representations from the Bank to DTC relating to the
Program, and a Certificate of Deposit Agreement between the Bank and DTC (the
"Certificate Agreement"), and the Bank's obligations as a participant in DTC, including DTC's Same-Day Funds Settlement System ("SDFS").

Settlement Procedures for        Settlement Procedures with regard to Book-Entry
Book-Entry Notes:                Securities purchased by each Distribution Agent
                                 as principal or sold by each Distribution
                                 Agent, as agent of the Bank, will be as follows
                                 (which will have been agreed to by the Bank and
                                 such Distribution Agent in accordance with the
                                 Distribution Agreement):

                                 (A)  The Distribution Agent will advise the
                                      Bank by telephone, confirmed by facsimile
                                      or e-mail (with a copy to the Registrar),
                                      of the following settlement information:

                                      1.   Taxpayer identification number of the
                                           purchaser.

                                      2.   Principal amount of such Book-Entry
                                           Notes.

                                      3.   Each term specified in the applicable
                                           Pricing Supplement.

                                      4.   Price to public, if any, of such
                                           Book-Entry Notes (if such Book-Entry
                                           Notes are not being offered "at the
                                           market").

                                      5.   Trade Date.

                                      II-2

                                      6.   Settlement Date (Original Issue
                                           Date).

                                      7.   Maturity Date.

                                      8.   Redemption provisions, if any,
                                           including: Initial Redemption Date,
                                           Initial Redemption Percentage and
                                           Annual Redemption Percentage
                                           Reduction.

                                           Repayment provisions, if any,
                                           including Holder's Optional Repayment
                                           Date(s).

                                      9.   Net proceeds to the Bank.

                                      10.  Whether such Book-Entry Notes are
                                           being sold to the Distribution Agent
                                           as principal or to an investor or
                                           other purchaser through the
                                           Distribution Agent acting as agent
                                           for the Bank.

                                      11.  The Distribution Agent's commission
                                           or discount, as applicable.

                                      12.  Whether such Book-Entry Notes are
                                           being issued with Original Issue
                                           Discount and the terms thereof.

                                      13.  Default Rate.

                                      14.  Identification numbers of participant
                                           accounts maintained by DTC on behalf
                                           of the Distribution Agent.

                                      15.  Whether additional documentation will
                                           be required for Securities being sold
                                           to the Distribution Agent as
                                           principal.

                                      16.  Such other information specified with
                                           respect to such Book-Entry Notes
                                           (whether by Addendum or otherwise).

                                 (B)  The Registrar will assign a CUSIP number
                                      of the appropriate series to the Global
                                      Note representing such Book-Entry Notes
                                      and, as soon thereafter as practicable,
                                      the Registrar

                                      II-3

                                      will notify the Distribution Agent by
                                      telephone of such CUSIP number.

                                 (C)  The Distribution Agent will communicate to
                                      DTC through DTC's Participant Terminal
                                      System, a pending deposit message
                                      specifying the following settlement
                                      information:

                                      1.   The information set forth in
                                           Settlement Procedure A.

                                      2.   The identification numbers of the
                                           participant accounts maintained by
                                           DTC on behalf of the Registrar and
                                           the Distribution Agent.

                                      3.   Identification of the Book-Entry Note
                                           as a Fixed Rate Book-Entry Note or
                                           Floating Rate Book-Entry Note.

                                      4.   The initial Interest Payment Date for
                                           the Global Note representing such
                                           Book-Entry Notes, the number of days
                                           by which such date succeeds the
                                           related Record Date and, if then
                                           calculable, the amount of interest
                                           payable on such Interest Payment Date
                                           (which amount shall have been
                                           confirmed by the Bank).

                                      5.   The CUSIP number of the Global Note
                                           representing such Book-Entry Notes.

                                      6.   Whether such Global Note represents
                                           any other Securities issued or to be
                                           issued in book-entry form.

                                      The Distribution Agent will complete and
                                      deliver to the Trustee the Global Note
                                      representing such Book-Entry Notes in a
                                      form that has been approved by the Bank
                                      and the Distribution Agent and the Bank
                                      will deliver its authentication
                                      instructions to the Trustee.

                                 (D)  The Trustee will authenticate pursuant to
                                      the Bank's instructions the Global Note

                                      II-4

                                      representing such Book-Entry Notes in a
                                      form that has been approved by the Bank
                                      and the Distribution Agent.

                                 (E)  DTC will credit the Book-Entry Notes
                                      represented by such Global Note to the
                                      participant account of the Registrar
                                      maintained by DTC.

                                 (F)  The Registrar will enter an SDFS deliver
                                      order through DTC's Participant Terminal
                                      System instructing DTC (i) to debit such
                                      Book-Entry Notes to the Registrar's
                                      participant account and credit such
                                      Book-Entry Notes to the participant
                                      account of the Distribution Agent
                                      maintained by DTC and (ii) to debit the
                                      settlement account of the Distribution
                                      Agent and credit the settlement account of
                                      the Registrar maintained by DTC, in an
                                      amount equal to the price of such
                                      Book-Entry Notes less such Distribution
                                      Agent's commission or discount. Any entry
                                      of such deliver order shall be deemed to
                                      constitute a representation and warranty
                                      by the Registrar to DTC that (i) the
                                      Global Note representing such Book-Entry
                                      Notes has been issued and authenticated
                                      and (ii) the Registrar is holding such
                                      Global Note pursuant to the Certificate
                                      Agreement.

                                 (G)  In the case of Book-Entry Notes sold
                                      through a Distribution Agent acting as
                                      agent, the Distribution Agent will enter
                                      an SDFS deliver order through DTC's
                                      Participant Terminal System instructing
                                      DTC (i) to debit such Book-Entry Notes to
                                      the Distribution Agent's participant
                                      account and credit such Book-Entry Notes
                                      to the participant accounts of the
                                      Participants maintained by DTC and (ii) to
                                      debit the settlement accounts of such
                                      Participants and credit the settlement
                                      account of the Distribution Agent
                                      maintained by DTC, in an amount equal to
                                      the offering price of such Book-Entry
                                      Notes.

                                      II-5

                                 (H)  Transfers of funds in accordance with SDFS
                                      delivery orders described in Settlement
                                      Procedures F and G will be settled in
                                      accordance with SDFS operating procedures
                                      in effect on the Settlement Date.

                                 (I)  In the case of Book-Entry Notes sold
                                      through a Distribution Agent acting as
                                      agent, the Distribution Agent will confirm
                                      the purchase of such Book-Entry Notes to
                                      the purchaser either by transmitting to
                                      the Participant with respect to such
                                      Book-Entry Notes a confirmation order
                                      through DTC's Participant Terminal System
                                      or by mailing a written confirmation to
                                      such purchaser.

Settlement Procedures            For offers to purchase Book-Entry Notes
Timetable:                       accepted by the Bank, Settlement Procedures "A"
                                 through "I" set forth above shall be completed
                                 as soon as possible but no later than the
                                 respective times (New York City time) set forth
                                 below:

                                 Settlement
                                 Procedure                  Time
                                 ----------   ----------------------------------

                                 A            11:00 a.m. on the Trade Date

                                 B            12:00 noon on the Trade Date

                                 C            5:00 p.m. on the Trade Date

                                 D            9:00 a.m. on the Settlement Date

                                 E            10:00 a.m. on the Settlement Date

                                 F-G          2:00 p.m. on the Settlement Date

                                 H            4:00 p.m. on the Settlement Date

                                 I            5:00 p.m. on the Settlement Date

                                 If a sale is to be settled on the same Business
                                 Day as the Trade Date, Settlement Procedures C,
                                 D, F and G shall be completed no later than
                                 2:30 p.m. on such Business Day.

                                      II-6

                                 If a sale is to be settled more than one
                                 Business Day after the trade date, Settlement
                                 Procedures A, B and C may, if necessary, be
                                 completed at any time prior to the specified
                                 times on the first Business Day after such
                                 trade date. In connection with a sale which is
                                 to be settled more than one Business Day after
                                 the trade date, if the initial interest rate
                                 for a Floating Rate Note is not known at the
                                 time that Settlement Procedure A is completed,
                                 Settlement Procedures B and C shall be
                                 completed as soon as such rate has been
                                 determined, but no later than 11:00 a.m. and
                                 2:00 p.m., New York City time, respectively, on
                                 the second Business Day before the Settlement
                                 Date.

                                 Settlement Procedure H is subject to extension
                                 in accordance with any extension of Fedwire
                                 closing deadlines and in the other events
                                 specified in the SDFS operating procedures in
                                 effect on the Settlement Date.

                                 If settlement of a Book-Entry Note is
                                 rescheduled or canceled, the Bank shall deliver
                                 to DTC, through DTC's Participant Terminal
                                 System, a cancellation message to such effect
                                 by no later than 5:00 p.m., New York City time,
                                 on the Business Day immediately preceding the
                                 scheduled Settlement Date.

Failure to Settle:               If the Registrar fails to enter an SDFS deliver
                                 order with respect to a Book-Entry Note
                                 pursuant to Settlement Procedure F, then the
                                 Registrar may deliver to DTC, through DTC's
                                 Participant Terminal System, as soon as
                                 practicable a withdrawal message instructing
                                 DTC to debit such Book-Entry Note to the
                                 participant account of the Registrar maintained
                                 at DTC. DTC will process the withdrawal
                                 message; provided that such participant account
                                 contains a principal amount of the Global Note
                                 representing such Book-Entry Note that is at
                                 least equal to the principal amount to be
                                 debited. If withdrawal messages are processed
                                 with respect to all Book-Entry Notes
                                  represented by a Global Note, the Registrar
                                 will mark such Global Note "canceled" and make
                                 appropriate entries in its records. The CUSIP
                                 number assigned to such Global Note shall, in
                                 accordance with CUSIP Service Bureau
                                 procedures, be canceled and not immediately
                                 reassigned. If withdrawal messages are
                                 processed with respect to some of the
                                 Book-Entry Notes

                                      II-7

                                 represented by a Global Note, the Registrar
                                 will exchange such Global Note for two Global
                                 Notes, one of which shall represent the
                                 Book-Entry Notes for which such withdrawal
                                 messages are processed and shall be canceled
                                 immediately after issuance, and the other of
                                 which shall represent the other Book-Entry
                                 Notes previously represented by the surrendered
                                 Global Note and shall bear the CUSIP number of
                                 the surrendered Global Note.

                                 In the case of any Book-Entry Note sold through
                                 a Distribution Agent, acting as agent, if the
                                 purchase price for any Book-Entry Note is not
                                 timely paid to the Participants with respect to
                                 such Book-Entry Note by the beneficial
                                 purchaser thereof (or a person, including an
                                 indirect participant in DTC, acting on behalf
                                 of such purchaser), such Participants and, in
                                 turn, the applicable Distribution Agent may
                                 enter SDFS deliver orders through DTC's
                                 Participant Terminal System reversing the
                                 orders entered pursuant to Settlement
                                 Procedures F and G, respectively. Thereafter,
                                 the Registrar will deliver the withdrawal
                                 message and take the related actions described
                                 in the preceding paragraph.

                                 Notwithstanding the foregoing, upon any failure
                                 to settle with respect to a Book-Entry Note,
                                 DTC may take any actions in accordance with its
                                 SDFS operating procedures then in effect. In
                                 the event of a failure to settle with respect
                                 to a Book-Entry Note that was to have been
                                 represented by a Global Note also representing
                                 other Book-Entry Notes, the Registrar will
                                 provide, in accordance with Settlement
                                 Procedure D, for the issuance of a Global Note
                                 representing such remaining Book-Entry Notes
                                 and will make appropriate entries in its
                                 records.

Preparation and Delivery of      If any offer to purchase a Note is accepted by
Pricing Supplements:             the Bank, the Bank will promptly prepare a
                                 Pricing Supplement reflecting the terms of such
                                 Note. The Bank shall deliver copies of such
                                 Pricing Supplement to the Distribution Agent
                                 which made or presented the offer to purchase
                                 the applicable Note, as instructed by such
                                 Distribution Agent, and to the paying agent as
                                 soon as practicable following the trade, but in
                                 no event later than 11:00 a.m. (New York City
                                 time) on the Business Day following the
                                 applicable trade date.

                                      II-8